UNITED STATES
   SECURITIES AND EXCHANGE COMMISSION
  Washington, DC  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 1-4949

CUMMINS INC. AND AFFILIATES
  RETIREMENT AND SAVINGS PLAN
  FOR ONAN CORPORATION EMPLOYEES
  (Full title of the plan)

CUMMINS INC.
 500 Jackson Street
  P. O. Box 3005
  Columbus, IN  47202-3005
  (Name of Issuer of Securities Held Pursuant to the Plan and
  the Address of its Principal Executive Office)

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2006 AND 2005

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

TABLE OF CONTENTS
December 31, 2006 AND 2005

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2006	4

Notes to Financial Statements	5

Supplemental Schedules*

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	17

*

As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust"), the schedules of assets (held at end of year), at December 31, 2006 and of reportable transactions for the year ended December 31, 2006 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor.  Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and
  Participants of the Cummins Inc. and
  Affiliates Retirement and Savings Plan for
 Onan Corporation Employees
Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Cummins Inc. and Affiliates Retirement and Savings Plan for Onan Corporation Employees (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan's management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 15, 2007

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 AND 2005

		2005
	2006	As Restated

Assets
Investments:
Investment in Cummins Inc. and Affiliates
Retirement and Savings Plans Master
Trust, at fair value	$143,836,855	$129,716,759
Participant loans	1,457,496	1,531,126
Total investments	145,294,351	131,247,885

Employer contributions receivable	1,688,577	1,096,580

Net assets available for benefits
Net assets reflecting all investments
at fair value	146,982,928	132,344,465
Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts	410,099	325,789

Net assets available for benefits	$147,393,027	$132,670,254

See accompanying notes to financial statements.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED December 31, 2006

Additions
Contributions:
Employer	$1,711,319
Employee	7,526,200
Plan interest in Cummins Inc. and Affiliates Retirement
and Savings Plans Master Trust investment income	20,102,330
Interest income	99,358
Total additions	29,439,207

Deductions
Benefits paid to participants	14,768,940
Other deductions	6,739
Total deductions	14,775,679

Fund transfers with Affiliate Plans	59,245

Net change in net assets available for benefits	14,722,773

Net assets available for benefits, beginning of year	132,670,254

Net assets available for benefits, end of year	$147,393,027

See accompanying notes to financial statements.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

1.   DESCRIPTION OF THE PLAN

The following description of the Cummins Inc. and Affiliates Retirement and Savings Plan for Onan Corporation Employees (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the "Company").  Eligible employees are employees of Onan Corporation.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust") holds the assets of the Plan and the following Company-sponsored plans:

  Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Lubricant Consultants, Inc. Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees; and

  Nelson Retirement and Savings Plan

The trustee for the Master Trust was The Vanguard Group until July 2005 when State Street Corporation was appointed as trustee.  As participants transfer between different locations within the Company, their related Plan account transfers to the appropriate Plan, if applicable.  Such transfers are reflected in the accompanying financial statements as "Fund transfers with Affiliate Plans".

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Contributions

Participants may contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions.  Participants may direct their contributions in any of seventeen investment options, including Cummins Inc. common stock.

Matching Contributions

The Company matches participant contributions in amounts ranging from 100% of the first $250, 75% of the next $250, 50% of the next $1,000 and 25% of the next $1,000 of participant wages contributed to $1,188.  The matching contribution is made in the form of cash or Company stock, based on the participant's employing company, as defined.  Prior to May 1, 2002, Company matching contributions in the form of Company stock could not be reinvested into other investment options until the participant was 55 years of age.  On May 1, 2002, the Company started removing restrictions on the reinvestment of Company stock received as a match.  At December 31, 2002, 80% of Company stock received as a match was available for diversification.  Subsequent to February 1, 2003, the entire amount of Company stock received as a match is available for diversification.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings.  Allocations of Plan earnings are made daily and are based upon the participant's weighted average account balance for the day, as described in the Plan document.

Vesting

Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2.  The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon.  Participants may also withdraw their after-tax contributions.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account.  The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

Participant Loans

A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant's account balance.  Loans are secured by the participant's account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments

The Plan's investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the fixed income fund.  The fixed income fund consists primarily of insurance contracts and bank investment contracts with various companies.  Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value.  Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value.  Fair value is determined using a discounted cash flow method by considering such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payment to plan participants to be at amounts other than contract value.  There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan's investment balances to the total Master Trust investment balances.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.

Reclassifications

Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

3.    INVESTMENTS IN MASTER TRUST

The Plan's investments are held in the Master Trust.  At December 31, 2006 and 2005, the Plan's interest in the net assets of the Master Trust was 10.1% and 10.3%, respectively.  The following investments are held by the Master Trust as of December 31:

		2005
	2006	As Restated

Cummins Inc. Common Stock Fund	$149,069,879	$153,650,988
Cummins Inc. common stock - ESOP fund
(non-participant directed)	67,973,065	57,940,244
Fixed income fund	346,161,583	331,851,578
Common / collective trust fund	172,121,130	158,108,788
Registered investment companies	690,909,492	563,836,920

Total	$1,426,235,149	$1,265,388,518

The fixed income fund portion of the Master Trust comprises several fully benefit-responsive insurance and investment contracts.  This fund includes both open-ended, security-backed investments as well as closed-ended, general account investments maturing through 2009.  The contracts have varying yields which averaged 4.87 percent and 4.75 percent during the years ended December 31, 2006 and 2005, respectively.  The contracts have varying crediting interest rates which averaged 4.93 percent and 4.66 percent during the years ended December 31, 2006 and 2005, respectively.  The crediting interest rates adjust on varying intervals by contract.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fixed income fund's key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provision of the Plans.  To accomplish these objectives, the fixed income fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and wrapper contracts (also known as synthetic GICs).  In a traditional GIC, the issuer takes a deposit from the fixed income fund and purchases investments that are held in the issuer's general account.  The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the fixed income fund.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

In a wrapper contract structure, the underlying investments are owned by the fixed income fund and held in trust for participants.  The fixed income fund purchases a wrapper contract from an insurance company or bank.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fixed income fund for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract.  Wrapper contracts' interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula to determine the interest crediting rate that is based on the specific factors as aforementioned.  Over time, the crediting rate formula amortizes the fixed income fund's realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract's interest crediting rate.  In addition, participant withdrawals and transfers from the fixed income fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract values are represented in the Statements of Net Assets Available for Benefits as "Adjustment from fair value to contract value".  If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plans the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants' principal and accrued interest will be protected.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plans, a material adverse change to the provisions of the Plans, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract.  These events described herein that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans' loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

 Following is a summary of the fixed income fund's investments at December 31, 2006:

				Investments	Wrap	Adjustment
Contract	Contract		Issuer	at	Contracts at	to Contract
Issuer	Number	Security Name	Ratings	Fair Value	Fair Value	Value

Traditional GICs
Genworth Life	GS-3841		AA-/Aa3	$5,412,492		$167,678
Genworth Life	GS-3841-2		AA-/Aa3	5,536,012		124,538
Mass Mutual	35109		AAA/Aa1	5,070,833		35,993
Mass Mutual	GICO-35118		AAA/Aa1	7,594,867		178,559
New York Life	GA-31907		AA+/Aaa	2,958,902		79,800
Principal Life	GA-4-15203-8		AA/Aa2	3,209,601		46,221
Principal Life	GA-4-15203-7		AA/Aa2	1,994,013		26,029
Principal Life	GA-4-15203-6		AA/Aa2	4,068,079		13,885
Principal Life	GA-4-15203-5		AA/Aa2	3,056,626		5,385
Travelers Insurance	GR-18788		AA/Aa2	6,925,299		263,350
Travelers Insurance	GR-18736		AA/Aa2	4,923,319		84,586

Wrapped Portfolios
Bank of America	05-046	Wrapper	/Aa1
		IGT AAA Asset-Backed
		Securities Fund		40,661,438	-0-	107,916

IXIS Financial	1926	Wrapper	AAA/Aaa
		IGT INVESCO Multi-Manager
		Intermediate		62,838,309	-0-	1,846,520

Monumental	MDA-00705TR	Wrapper	AA/Aa3
		IGT INVESCO Short-Term
		Bond Fund		26,396,214	-0-	175,024

Rabobank Nederland	CUM070501	Wrapper	AAA/Aaa
		IGT INVESCO Multi-Manager
		Intermediate		62,351,529	-0-	809,554

State Street Bank	105021	Wrapper	AA/Aa2
		IGT INVESCO Multi-Manager
		Core Fixed		58,259,552	-0-	1,714,380

UBS AG	5207	Wrapper	AA+/Aa2
		IGT INVESCO Short-Term
		Bond Fund		26,298,639	-0-	213,189

UBS AG	5208	Wrapper	AA+/Aa2
		Cash on hand		1,196,054
		US Treasury Note 3.125 4-09		9,518,793
				10,714,847	-0-	(124,823)

Short-term investments
State Street	AATA	State Street Bank & Trust STIF	NR/NR	7,891,012		-0-

				$346,161,583	$-0-	$5,767,784

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Following is a summary of the fixed income fund's investments at December 31, 2005:

				Investments	Wrap	Adjustment
Contract	Contract		Issuer	at	Contracts at	to Contract
Issuer	Number	Security Name	Ratings	Fair Value	Fair Value	Value

Traditional GICs
Genworth Life	GS-3841		AA-/Aa3	$5,172,065		$236,125
Genworth Life	GS-3841-2		AA-/Aa3	5,292,228		153,750
Mass Mutual	35109		AAA/Aa1	4,986,104		120,722
Mass Mutual	GICO-35118		AAA/Aa1	7,299,032		153,203
MetLife	28463		AA/Aa2	12,594,992		(59,527)
Monumental	SV04427Q		AA/Aa3	1,557,798		13,510
New York Life	GA-31907		AA+/Aaa	2,948,245		90,457
Principal Life	GA-4-15203-8		AA/Aa2	3,070,425		37,165
Principal Life	GA-4-15203-7		AA/Aa2	1,969,856		50,187
Principal Life	GA-4-15203-6		AA/Aa2	4,026,467		55,497
Principal Life	GA-4-15203-5		AA/Aa2	3,021,278		40,734
Travelers Insurance	GR-18788		AA/Aa2	6,861,578		327,071
Travelers Insurance	GR-18736		AA/Aa2	4,864,404		143,501

Wrapped Portfolios
Bank of America	05-046-T	Wrapper	/Aa1
		IGT AAA Asset-Backed
		Securities Fund		32,336,933	-0-	256,703

IXIS Financial	1926	Wrapper	AAA/Aaa
		IGT INVESCO Multi-Manager
		Intermediate		59,016,764	-0-	1,405,325

Monumental	MDA-00705TR	Wrapper	AA/Aa3
		IGT INVESCO Short-Term
		Bond Fund		25,284,673	-0-	138,154

Rabobank Nederland	CUM070501	Wrapper	AAA/Aaa
		IGT INVESCO Multi-Manager
		Intermediate		60,539,506	-0-	94,098

State Street Bank	105021	Wrapper	AA/Aa2
		IGT INVESCO Multi-Manager
		Core Fixed		50,005,457	-0-	1,236,699

UBS AG	5207	Wrapper	AA+/Aa2
		IGT INVESCO Short-Term
		Bond Fund		20,657,776	-0-	223,340

UBS AG	5208	Wrapper	AA+/Aa2
		Cash on hand		582,090
		US Treasury Note 3.75 05-08		9,708,367
				10,290,457	-0-	(252,785)

Short-term investments
State Street	AATA	State Street Bank & Trust STIF	NR/NR	10,055,540		-0-

				$331,851,578	$-0-	$4,463,929

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

The contracts' aggregate fair values were approximately $5,770,000 and $4,465,000 lower than the reported contract values at December 31, 2006 and 2005, respectively.

I

Investments that represent 5% or more of the Master Trust's assets are separately identified as follows:

		2005
	2006	As Restated

American Funds Growth Fund of America	$103,839,262	$88,915,804
Cummins Inc. Common Stock Fund	217,042,944	211,591,232
NTGI S & P 500 Index Fund	172,121,130	158,108,788
Vanguard International Fund	72,459,503	40,040,454
Vanguard Target Retirement 2025	68,924,256	67,936,463
Vanguard Wellington Admiral Shares Fund	242,371,382	205,841,975
Other	549,476,672	492,953,802

Total	$1,426,235,149	$1,265,388,518

Investment income for the Master Trust for the year ended December 31, 2006 is as follows:

Net appreciation in fair value of investments:
Cummins Inc. Common Stock Fund	$49,083,464
Cummins Inc. common stock - ESOP fund
(non-participant directed)	17,114,266
Common / collective trust fund	23,989,896
Registered investment companies	86,962,639

Interest	15,602,524
Dividends	1,976,117
Dividends from Cummins Inc. common stock -
ESOP fund (non-participant directed)	1,449,781

Additional changes in net assets related to non-participant directed investments in the Master Trust for the year ended December 31, 2006 include transfers of Cummins Inc. common stock from unallocated status to allocated status totaling $7,139,453.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

4.   TAX STATUS

The Plan received a favorable determination letter dated June 10, 1996 in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code").  The Plan has been amended since receiving that determination letter.  The Plan submitted a request to the IRS for a new determination letter, but has not yet received a reply.  The Company and its counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   RELATED PARTY TRANSACTIONS

Certain Master Trust investments are or were shares of mutual funds managed by The Vanguard Group, State Street Corporation and shares of Cummins Inc.  The Vanguard Group was the trustee of the Master Trust through early July 2005 and then State Street Corporation became the Master Trust trustee.  Cummins Inc. is the Plan Sponsor.  Hewitt Associates, LLC serves as the Plans' third party administrator.  Blue & Co., LLC serves as the Plans' auditor.  INVESCO Institutional (N.A.), Inc. serves as the investment manager of the Plan's fixed income fund.  Transactions with these parties qualify as party-in-interest transactions.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

		2005
	2006	As Restated

As reported per the financial statements	$147,393,027	$132,670,254

Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts	(410,099)	(325,789)

As reported per the Form 5500	$146,982,928	$132,344,465

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

The following is a reconciliation of plan interest in Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

As reported per the financial statements	$20,102,330

Less: Adjustment from fair value to contract
value for fully benefit-responsive investment
contracts at December 31, 2006	(410,099)

Add: Adjustment from fair value to contract
value for fully benefit-responsive investment
contracts at December 31, 2005	325,789

As reported per the Form 5500	$20,018,020

7.   ADOPTION OF ACCOUNTING STANDARD

In December 2005, the FASB issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which affects defined contribution pension plans that hold fully benefit-responsive investment contracts.  The Plan has adopted the FSP as of January 1, 2006 and has restated its Statement of Net Assets Available for Benefits as of December 31, 2005 as prescribed in the implementation guidance of the FSP.  The effect of this restatement was to segregate for presentation purposes a portion of net assets available for benefits related to the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

SUPPLEMENTARY INFORMATION

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)			EIN 41-0965373
DECEMBER 31, 2006			Plan Number: 025

(a) (b)	(c)	(d)	(e)

	Description of		Current
Identity of Issue	Investment	Cost	Value

Participant Loans	1 - 4 1/2 year maturity
	5.0% to 10.5%	$-0-	$1,457,496

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CUMMINS INC. AND AFFILIATES RETIREMENT AND SAVINGS PLAN FOR ONAN CORPORATION EMPLOYEES

By: Benefits Policy Committee of Cummins Inc.

Date: June 28 , 2007	By: S/ DAVID C. WRIGHT
David C. Wright
Secretary